2004 Annual Report

For more comprehensive information on Canadian Zinc Corporation,

its management and the Prairie Creek Mine,

please visit our website at

www.canadianzinc.com

Chairman’s Letter to Shareholders

The Prairie Creek property is one of the highest grade base metal properties in the world and a major Canadian resource.  The mineral resources at Prairie Creek, if converted to reserves, would increase Canada’s reserves of lead by 125% and reserves of zinc by 20% (based on published 2001 Natural Resources Canada data).  If brought into production at the projected planned production rate, the Prairie Creek mine would increase Canada’s annual zinc production by 6% and lead production by 35% (based on published 2003 National Resources Canada data).

The Prairie Creek Property contains an almost complete infrastructure including a 1,000 ton per day mill, mining equipment, 200 man camp, work shops and a partially developed underground mine, accessed on three levels, with 5,000 meters of underground development, all with an estimated replacement cost in excess of $100,000,000.  The Prairie Creek mine could be in production within six to nine months of receiving operating permits, subject to financing.  We are working hard to achieve this goal.

During 2004 the Company carried out a 27 hole drill program at the Prairie Creek property.   Highlights were numerous and included the following intercepts from three deep holes,    targeted at vein mineralization:

•

Hole 159 intersected grades of 22% combined lead and zinc, with 5 ounces of silver per ton over 29.5 meters of core. This hole included one of the highest grades and thicknesses of continuous vein mineralization ever located on the property.  This vein graded 29.7% lead, 21.6% zinc, 11 ounces per ton silver and 0.5% copper in 11.8 meters of core length.

•

Hole 152 intersected grades of 54% combined lead and zinc, with 14 ounces silver per ton in 3.1 meters of core.

•

Hole 156 intersected grades of 11% combined lead and zinc over 23.3 meters, including one meter which ran 43% combined lead and zinc with 8 ounces of silver per ton.

The Company was very encouraged by the apparent strength and grade of the vein in the northern down dip extension and follow-up work is planned.

At the same time the underground workings were rehabilitated in preparation for the planned decline development underground drilling program. New underground electrical and ventilation systems were installed along with equipment upgrades. A  bulk sample was extracted from the vein underground and advanced metallurgical studies were initiated, conducted at the SGS Lakefield Research Laboratory, in order to optimize metallurgical processes towards commercial production.

We dedicated considerable time and effort to permitting activities in 2004 which continues into 2005. The Company holds two Surface Exploration Land Use Permits; an Underground Exploration and Development Permit and a Water Licence for metallurgical processing at a pilot scale. We have made applications for a Land Use Permit for the use of the existing winter road that runs from the Liard Highway to the Prairie Creek Mine. A new application for a land use permit to drill throughout the property is presently in the Environmental Assessment process.  In 2004 we appealed to the Supreme Court of the Northwest Territories against the decision of the Water Board that the proposal for use of the Winter Road is required to undergo environmental assessment.  The case was heard by the Court in December 2004 and a decision is awaited.  Meanwhile there were no developments in the appeal to the Federal Court, filed by the Deh Cho First Nations against the decision of the Water Board to grant the Water Licence in September 2003.  We expect that case will be heard some time in 2005. We are planning to file the applications for the main operating Water Licence and Permits later this year.

Meanwhile the Company made good progress in its communications and relations with affected local communities.  A Community Information and Liaison office was opened in Fort Simpson and numerous mine site visits were organized for local communities and government officials.

The Prairie Creek deposit contains substantial quantities of zinc, silver and lead.  The prices of all these metals performed strongly during 2004.  Silver has continued to outperform gold while the price of zinc reached a five year high.  The outlook for metal prices, in particular for zinc, for the next few years is very promising.

In line with the remainder of the junior resource market, the Company’s share price softened in 2004, nevertheless the trading volume on the Toronto Stock Exchange reached a robust 83 million shares. Canadian Zinc remained in a strong financial position ending the year with cash and deposits of $12.9 million.

During the year we examined a number of other investment opportunities in the mining sector and this activity will continue in 2005. We would like to acquire properties which are complimentary to our existing assets and which we believe can add value for our shareholders.

Plans for 2005 include initiating the  decline development and underground drilling program.  At the same time the ongoing mine planning, metallurgical studies, environmental studies, permitting activities and various site programs will continue to advance the Prairie Creek project towards production.

On behalf of the Board of Directors

John F. Kearney

Chairman and President

May 3, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

INTRODUCTION

The Management’s discussion and analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its 2004 financial results with those of the previous year.  In order to better understand the MD&A, it should be read in conjunction with the Financial Statements for the year ended December 31, 2004 and related notes.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A has been prepared as of March 30, 2005.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year 2004, dated March 30, 2005 is available under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.canadianzinc.com.

TABLE OF CONTENTS
1. Overview and 2004 Highlights	5. Summary of Quarterly Results and Fourth Quarter 2004

2.  Selected Annual Financial Information

3.  Review of Financial Results

Revenue and Interest Income

Administrative Expenses

Amortization and Write-offs

Income Tax

Related Party Transactions

Stock Based Compensation

Exploration and Development Costs

Asset Retirement Obligations

4.  Critical Accounting Policies and Estimates

Use of Estimates

Resource Interests

Asset Retirement Obligations

Stock Based Compensation

Metal Prices and Exchange Rates

6.  Liquidity and Capital Resources

Cash Flow

Source of Cash - Financing Activities

Use of Cash - Investing Activities

Liquidity, Financial Condition and Capital

Resources

7.  Risks and Uncertainties

Political and Legislative

Permitting and Environment

Exploration and Development

Metal Prices and Market Sentiment

8.  Outlook

1.

OVERVIEW AND 2004 HIGHLIGHTS

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol: CZN and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek Property is a significant mineral deposit, Zone 3 of which as currently known contains an estimated 11.8 million tonnes grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne, with significant exploration potential.   The deposit is one of the highest-grade base metal properties in the world and a major Canadian resource.

During 2004 the Company carried out a major program at the Prairie Creek Property investing a total of $2.1 million on exploration and development.  A total of 27 holes were drilled comprising 5,963 metres, directed at three different targets with very encouraging results, especially downdip to the north  outside the immediate mine development area.  At the same time the underground workings were rehabilitated in preparation for the planned decline and underground drilling program, whilst important site maintenance and environmental work was also carried out.

Following preliminary screening, the Company’s application to the Mackenzie Valley Land and Water Board for an extension of the area covered by the existing 2001 surface exploration Land Use Permit was referred for Environmental Assessment to the Mackenzie Valley Environmental Impact Review Board and this assessment is ongoing. The Company’s application to the Water Board for an exemption from the environmental assessment process in connection with its application for a Land Use Permit to use the existing Winter Road which connects the Prairie Creek mine with the Liard Highway was rejected by the Water Board and the Company appealed to the Supreme Court of the Northwest Territories.   The Company’s appeal was heard by the Court late in 2004 and a decision is pending.  An appeal filed in the Federal Court in October 2003 by the First Nations seeking judicial review of the decision of the Water Board to issue a Water Licence to the Company in September 2003 was not heard during 2004 and is expected to be heard by the Court some time in 2005.

During 2004 the Company raised $2,444,625 through the exercise of share purchase warrants and employee stock options.

Canadian Zinc is in strong financial condition. At December 31, 2004 the Company had cash and short term deposits of $12.9 million and is debt free.

2.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected annual financial information has been derived from the financial statements of the Company, which have been prepared in accordance with accounting principles generally accepted in Canada.  All amounts are in Canadian dollars.

	2004	2003	2002
Net earnings (loss)………………………………………. Per common share: Net earnings (loss)……………………………………... Diluted net earnings (loss)……………………………..	$(679,127) (0.01) (0.01)	$(904,860) (0.02) (0.02)	$(937,208) (0.03) (0.03)
Total assets……………………………………………. Cash and short-term investments……………………... Long-term debt and capital leases……………………….. Shareholders equity ……………………………………..	$29,963,979 $12,907,997 Nil $28,590,903	$26,744,636 $13,339,442 Nil $26,417,405	$12,956,852 $63,896 Nil $12,879,715

3.

 REVIEW OF FINANCIAL RESULTS

For 2004, the Company reported a net loss of $679,127, compared to a loss of $904,860 in 2003.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in 2004 was $330,076 compared to $28,380 in 2003, the increase being attributable to higher cash balances invested throughout the full year.

Administrative Expenses

Administrative expenses for 2004 were $1,005,409, compared to $928,121 in 2003.  The increase was attributable to increased corporate activity.  The major components of expenses were management compensation, shareholder and investor communication, professional fees, and listing and regulatory fees.

Amortization and Write-offs

Amortization expense of $3,794 ($5,119 – 2003) was minor and relates to the amortization of office equipment. Amortization of mining plant and equipment of $42,837 ($4,070 - 2003) and asset retirement obligation of $128,719 ($24,400 – 2003) was capitalized to deferred exploration and development costs.

Income Tax

The Company is not taxable and had no income tax expense for either 2004 or 2003.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of future tax assets is indeterminable.

Related Party Transactions

The Company had no related party transactions in 2004 or 2003 other than executive compensation and consulting fees of $235,312 and $286,256, respectively, paid to directors and corporations controlled by directors.

Stock Based Compensation

In 2003 the Company adopted the fair value method of accounting for stock options granted to employees and directors.  There was no stock based compensation awarded in 2004.  The Company charged $54,000 stock based compensation to operations during 2003.

Exploration and Development Costs

The Company capitalizes all exploration and development costs relating to its resource interests.  During 2004 the Company expended $2,120,663 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were drilling, geology, camp operations, transportation, lease rentals and permitting and bonding.  During 2003 the Company expended $217,326 on the Prairie Creek Property.

Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset is generally recorded and amortized over the life of the asset.  During 2004 the Company provided $1,043,189 in asset retirement obligations related to the Prairie Creek property and a corresponding increase in resource interests assets.  During 2003 the Company provided $144,000 in asset retirement obligations and a corresponding increase in assets.  Amortization of the asset retirement obligation of $128,719 and asset retirement accretion of $66,817, totaling $195,536, was capitalized to deferred exploration and development costs in 2004.

4.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 3 to the financial statements. Management considers the following to be the most critical in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact its results of operations, financial condition and future cash flows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.  The most significant estimates are related to the carrying value of resource interests and its recoverability, site restoration costs and asset retirement and related obligations.  Actual results could differ from those estimates.

Resource Interests

In accordance with its accounting policies the Company capitalizes exploration and development costs incurred on its Prairie Creek Property.  Upon commencement of production capitalized costs will be subject to depreciation and depletion over the estimated useful life of the project.  Management’s estimates of the recoverable reserves and resources, operating and capital costs and future metal prices are all subject to risks and uncertainties which may affect the assessment of recoverability of amounts recorded for resource interests.  The Company includes both measured and indicated resources and some inferred resources in its carrying value impairment calculations.  These resources have not been estimated in accordance with National Instrument 43-101.

Asset Retirement Obligations

The Company follows the policy which requires that the fair value of liabilities for an asset retirement obligation be recognized in the period in which they are incurred.  The Company’s exploration and development activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and, over time, have become and are becoming more restrictive. Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

Stock Based Compensation

In 2003 the Company adopted the fair value accounting based method for stock options.  The fair value of stock options is determined by the widely used Black-Scholes option pricing model which was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  The Company’s options have characteristics that are significantly different from those of traded options and changes in any of the assumptions used can materially affect fair value estimates.

Metal Prices and Exchange Rates

The Company estimates the future prices of the metals it expects to produce based on historical trends and published forecasts.  Long-term metal prices used by the Company in the Scoping Study completed in 2001 were Zinc - US$0.50, Lead - US$0.25 and Copper - US$0.90 respectively, per pound; and US$5.50 per ounce of silver, at an exchange rate of US$0.66 to CDN$1.00.

5.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER 2004

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share (1) $
2004		(Unaudited)
Fourth Quarter	82,579	(229,323)	(0.01)
Third Quarter	83,134	(63,878)	(0.00)
Second Quarter	83,635	(136,391)	(0.00)
First Quarter	80,728	(249,535)	(0.00)
2003
Fourth Quarter	27,505	(655,173)	(0.02)
Third Quarter	263	(62,685)	(0.00)
Second Quarter	217	(69,583)	(0.00)
First Quarter	395	(117,419)	(0.03)

In the fourth quarter of 2004 expenditure on the Prairie Creek property was $381,339.   The Company generated $512,241 from financing activities through the conversion of share purchase warrants.

6.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than minor interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in 2004 was $330,076 compared to $28,380 in 2003.

Source of Cash - Financing Activities

During 2004 the Company generated $2,444,625 from the exercise of share purchase warrants and employee stock options on a total of 4,612,010 shares.

During 2003 the Company generated $15,619,803 gross proceeds from financing activities through the issue of 29,844,763 common shares in private placements, the exercise of options and the conversion of share purchase warrants.

Use of Cash - Investing Activities

In 2004 cash used in operating activities was $675,333 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $2,196,320 including a payment of a $30,000 deposit for the performance of abandonment and reclamation obligations, $45,657 for the purchase of equipment and $2,120,663 of exploration and development costs.  All of the investment in exploration and development was made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In 2003, cash used in operating activities was $845,741which largely represents corporate and operating expenses, whilst cash used in investing activities was, $352,704 including a payment of $130,000 deposit for the performance of abandonment and reclamation obligations and $217,326 exploration and development costs.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits was $12,907,997 at December 31, 2004 compared to $13,339,442 at December 31, 2003.  The Company’s working capital declined to $12,757,628 from $13,184,656 at December 31, 2003.

The Company is in a strong financial condition.  Canadian Zinc is debt free and has no off balance sheet financing structures in place.  The Company is in its strongest financial position in a number of years and is in a position to carry out its planned exploration, development and permitting activities.

At December 31, 2004 the Company had 69,394,942 common shares outstanding, with an unlimited authorized capital, compared to 64,482,932 common shares outstanding at December 31, 2003.  During 2004 at a meeting of shareholders the Company’s authorized capital was increased from 200,000,000 common shares of no par value to an unlimited number of common shares of no par value.  All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

At December 31, 2004 the Company also had 7,284,065 share purchase warrants outstanding exercisable at prices of $0.60 and $1.25 per share and with expiring dates of May 2005 and June 2005.  The full exercise of all outstanding warrants would generate a total of $4,483,864 in cash.

Subsequent to December 31, 2004 options on a total of 3,650,000 shares exercisable at a price of $0.60 per share for five years from January 14, 2005 were granted to employees, directors and other service providers under the Company’s Stock Option Plan.

7.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2004, dated March 30, 2005, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.

The principal risks and uncertainties faced by the Company are summarized below.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Deh Cho First Nations as their traditional territory.  No land claim settlement agreement has been reached between Canada and the Deh Cho and title to the land is in dispute.  The Company’s operations are potentially subject to a number of political and legislative risks and the Company is not able to determine the impact of these risks on its business.  The Company’s operations and exploration activities are subject to extensive federal, provincial, territorial and local laws and regulations.  Such laws and regulations are subject to change and can become more stringent and costly over time.

In 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley.  There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and financial condition.

Permitting and Environment

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve.

The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions.  Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time.  The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

Metal Prices and Market Sentiment

The prices of metals fluctuate widely and are affected by many factors outside the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  Metal price fluctuations may be either exacerbated or mitigated by international currency fluctuations which effect the metal price received in terms of the domestic currency in which they are produced.  The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

8.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase.  At December 31, 2004 the Company held cash and deposits of $12.9 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a growing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies.

Plans for 2005 include continuing the Company’s exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme. At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.

The Company will also continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

The Company has also undertaken the review of a number of other new mining investment opportunities during 2004 and this activity will continue in 2005.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CANADIAN ZINC CORPORATION

Financial Statements

December 31, 2004 and 2003

Index

Auditors’ Report

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedules of Deferred Exploration and Development Costs

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

CANADIAN ZINC CORPORATION

We have audited the balance sheets of Canadian Zinc Corporation as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“ELLIS FOSTER”

Vancouver, Canada

February 25, 2005

Chartered Accountants

EF

A partnership of incorporated professionals

n independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

CANADIAN ZINC CORPORATION

Balance Sheets
December 31, 2004 and 2003
		2004	2003

ASSETS

Current assets
Cash and cash equivalents		$12,907,997	$13,339,442
Accounts receivable and prepaids		24,711	54,455

		12,932,708	13,393,897

Resource interests (Note 3)		16,897,724	13,216,218

Plant and equipment (Note 4)		133,547	134,521

		$29,963,979	$26,744,636

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$175,080	$209,241

Property closure and abandonment
provision (Note 5)		1,197,996	117,990

		1,373,076	327,231

SHAREHOLDERS' EQUITY

Share capital (Note 6)		37,789,923	34,937,298

Contributed surplus		36,000	36,000

Deficit		(9,235,020)	(8,555,893)

		28,590,903	26,417,405

		$29,963,979	$26,744,636

Approved by the Directors:	“John F. Kearney”	“Robert Gayton”
	John F. Kearney	Robert Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
Years Ended December 31, 2004 and 2003
	2004	2003

Expenses
Amortization	3,794	5,119
Listing and Regulatory fees	33,447	102,086
Office and general	152,313	74,816
Professional fees	165,648	140,141
Management compensation	328,773	320,523
Stock-based compensation	-	54,000
Shareholder and investor communications	325,228	236,555
Interest income	(330,076)	(28,380)

	679,127	904,860

Loss for the year	(679,127)	(904,860)

Deficit, beginning of year	(8,555,893)	(7,651,033)

Deficit, end of year	$(9,235,020)	$(8,555,893)

Loss per share - basic and diluted	$(0.01)	$(0.02)

Weighted average number of common
shares outstanding - basic and diluted	67,174,891	39,889,341

CANADIAN ZINC CORPORATION

Statements of Cash Flows
Years Ended December 31, 2004 and 2003
	2004	2003

Cash flows from (used in) operating activities
Loss for the year	$(679,127)	$(904,860)
Adjustment for items not involving cash:
- amortization	3,794	5,119
- stock-based compensation	-	54,000
	(675,333)	(845,741)
Change in non-cash working capital items:
- accounts receivable and prepaids	29,744	(46,663)
- accounts payable and accrued liabilities	(34,161)	132,104

	(679,750)	(760,300)

Cash flows from financing activities
Proceeds from shares issued and subscribed,
net of issuance costs	2,444,625	14,388,550

Cash flows used in investing activities
Purchase of equipment	(45,657)	(5,378)
Exploration costs, excluding amortization
and accretion	(2,120,663)	(217,326)
Lease and property abandonment deposit	(30,000)	(130,000)

	(2,196,320)	(352,704)

Increase (decrease) in cash and cash equivalents	(431,445)	13,275,546

Cash and cash equivalents, beginning of year	13,339,442	63,896

Cash and cash equivalents, end of year	$12,907,997	$13,339,442

Supplementary cash flow information:
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-
Non cash transactions:
Shares issued pursuant to royalty acquisition agreement	$408,000	$-

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

1.

Nature of Operations

The Company is primarily engaged in exploration and development of its Prairie Creek property and related activities.  The Company is considered to be in the exploration and development stage and to date has not earned any significant revenues.  The recoverability of amounts shown for resources interests and related deferred costs is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and  future profitable production (see Note 3).

2.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts in the financial statements and the notes thereto.  Actual results may differ from those estimates.

Cash Equivalents

Cash equivalents usually consist of liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  Cash equivalents consist of $12,896,302  (2003 - $7,000,000) in redeemable term deposits.

Plant and Equipment

Plant and equipment are recorded at cost, net of accumulated amortization.  Amortization is provided on a declining-balance basis at the following annual rates:

Mining equipment and pilot plant	30%
Office furniture and equipment	20%
Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.

Resource Interests

The Company follows the policy of capitalizing all acquisition (including plant and equipment acquired with the property), exploration and development costs relating to the resource interests.  The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, the mineral property will be written down to its net recoverable value.

Ownership in resource interests involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company’s control.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in Prairie Creek has been based on current conditions.  However, it is reasonably possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of capitalized property carrying values.

Property Option Agreements

Property Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

Asset Retirement Obligations

The Company adopted the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations”. Under this Section, future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset’s carrying value, and is amortized over the asset’s estimated useful life.  The amount of the liability will be subject to re-measurement at each reporting period.

The Company, where possible, has estimated asset retirement obligations based on current best practice.  These estimates, made by Management, are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the asset will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by the treasury stock method giving effect to the potential dilution that would occur if options, warrants or other contracts to issue common shares were exercised or converted to common shares.  As the Company incurred net losses in fiscal 2004 and 2003, the stock options and share purchase warrants as disclosed in note 6 were not included in the computation of loss per share as such inclusion would be anti-dilutive.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Stock-based Compensation

In fiscal 2003, the Company prospectively adopted fair value method of accounting for the stock options awards granted to employees and directors, as recommended by Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.   The Handbook provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after January 1, 2003.   All stock-based awards made to non-employees continue to be recognized and measured using the fair value method.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

3.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	2004	2003

Acquisition costs:
- mining lands	$3,158,000	$2,750,000
- plant and mills	500,000	500,000
	3,658,000
Increase from asset retirement obligation	1,134,070	219,600
Exploration and development costs (see schedule)	12,105,654	9,746,618
	$16,897,724	$13,216,218

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the property.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest was to be transferred to the Company when N.S.R. payments totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments totalled $5,000,000, whereupon the N.S.R. terminated.

In early 2004, the Company entered into an agreement with Titan Logix Corp. (Titan) to purchase Titan’s interest in the Prairie Creek Mine Property. Under The Agreement with Titan, the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $130,000 was paid as at December 31, 2003 and $160,000 was paid as at December 31, 2004) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obliged to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”), part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road;

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  At December 31, 2004 the Review had not been heard by the Court. Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

4.

Plant and Equipment

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$ 215,202	$ 168,521	$ 46,681	$ 6,807
Pilot plant	108,161	32,449	75,712	108,161
Furniture, fixtures & equipment	79,065	67,911	11,154	19,553
	$ 402,428	$ 268,881	$ 133,547

5.

Asset Retirement Obligation

	2004	2003

Opening balance – beginning of the year	$117,990	$-
Obligations re-measured during the year	1,043,189	144,000
Payment of security deposit	(30,000)	(30,000)
Accretion expense	66,817	3,990
Ending balance – end of the year	$1,197,996	$117,990

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its operating activities. The security deposits which the Company has paid for these obligations have been recorded in Resource Interests (see note 3).

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

The total discounted amount of the estimated cash flows required to settle the asset retirement obligation is estimated to be $1,043,189 measured in 2004 dollars. While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate, a significant component of this expenditure will only be incurred at the end of the mine life. In determining the carrying value of the asset retirement obligation, the Company has assumed a long term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation alternatives.

6.

Share Capital

Authorized:  Unlimited (2003 - 200,000,000) common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2002	34,638,169	$20,363,788
Shares issued during the year:
Private placements of flow-through and non-flow-through shares at $0.17 per share (less $32,900 issuance costs)	1,500,000	222,100
Private placements of flow-through and non-flow-through shares at $0.50 and $0.58 per share (less $656,764 issuance costs )	14,150,000	6,431,036
Private placements of flow-through and non-flow-through shares at $1.00 and $1.40 per share (less $531,128 issuance costs)	6,407,143	6,018,872
Exercise of stock options ranging from $0.20 to $0.25 per share (including $115,500 from contributed surplus attributed to stock-based compensation recognized in prior periods)	2,680,000	678,500
Exercise of share purchase warrants ranging from $0.17 to $0.25 per share	5,107,620	1,223,002
Balance, December 31, 2003	64,482,932	34,937,298
Warrants exercised at various exercise prices per share	4,462,010	2,410,125
Shares issued pursuant to mineral interest agreement	300,000	408,000
Stock options exercised at $0.23 per share	150,000	34,500
Balance, December 31, 2004	69,394,942	$37,789,923

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

6.

Share Capital (continued)

Stock Options

The Company did not grant any stock option in fiscal year 2004.

A summary of the Company’s stock option plans to December 31, 2004 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding and exercisable at December 31, 2002	2,680,000	$ 0.21
Granted	900,000	$ 0.23
Exercised	(2,680,000)	$ (0.18)
Cancelled	(300,000)	$ (0.18)
Options outstanding and exercisable at December 31, 2003	600,000	$ 0.23
Exercised	(150,000)	$ (0.23)
Options outstanding and exercisable at December 31, 2004	450,000	$ 0.23

In 2003, the Company granted stock options to purchase an aggregate of 900,000 common shares at $0.23 per share to employees and directors of the Company.  These stock options vested immediately and expire in five years.  Each option entitles the holder to acquire one common share of the Company.  Under the fair value method adopted in 2003, the Company charged $54,000 stock based compensation to operations during 2003.

The weighted average fair value of the options granted in 2003 was estimated at $0.06 by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 5.5%, dividend yield of 0%, volatility of 70% and expected life of 4 years.

The Black-Scholes model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.  The Company’s options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect fair value estimate.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

Warrants

12,405,000 share purchase warrants were issued as part of the private placements completed during 2003.  In accordance with Financial Instruments – Disclosure and Presentation (CICA 3860), share purchase warrants attached to private placement units issued in 2003 were valued using the Residual Approach.  Under this approach, proceeds up to the Company’s share market value are allocated to the shares and only the excess above the market value is allocated to the attached share purchase warrants.  This approach has been applied on a consistent basis.  No value has been allocated to these warrants as determined under the Residual Approach. 4,462,010 warrants were exercised during 2004 at various prices for gross proceeds of $2,410,125.

Number of Warrants Outstanding at December 31, 2003	Number of Warrants Expired/ Exercised during 2004	Issued during 2004	Balance of Warrants Outstanding at December 31, 2004	Exercise Price Per Warrant	Expiry Date
490,000	(490,000)	-	Nil	$0.15	January 24, 2004
50,000	(50,000)	-	Nil	$0.23	February 1, 2004
1,410,000	(1,410,000)	-	Nil	$0.58	November 10, 2004
600,000	(600,000)	-	Nil	$1.25	December 22, 2004
705,000	(54,810)	-	650,190	$0.60	May 10, 2005
5,825,000	(2,466,125)	-	3,358,875	$0.60	May 10, 2005
3,325,000	(300,000)	-	3,025,000	$1.25	June 22, 2005
-	-	250,000	250,000	$1.25	June 22, 2005
12,405,000	(5,370,935)	250,000	7,284,065

Each warrant entitles the holder to acquire one common share of the Company.

7.

Related Party Transactions

a)

Included in accounts payable is $122,396 (2003 - $nil) payable to directors and a company controlled by a director of the Company.

b)

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

		2004		2003

Consulting fees		$115,258		$56,256
Executive compensation		97,500		230,000
Investor relations		10,554		-
Rent		12,000		-
	$		$

8.

Income Taxes

The Company’s income tax expense for each of the years 2004 and 2003 is nil.  The Company provided a valuation allowance equal to the future tax assets because the timing of the utilization of the future tax assets is indeterminable.

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2004	2003
Statutory income tax rate	(36%)	(38%)
Tax losses not benefited	36%	38%
Effective tax rate	-	-

As at December 31, 2004, the Company has non-capital losses of approximately $3,831,000, unused cumulative Canadian exploration and development expenses of $11,107,000 and undepreciated capital costs of approximately $801,000, to carry forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire from 2005 to 2014.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.  Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is uncertain.

During the year ended December 31, 2004 the company incurred Canadian Exploration Expenditures of $1,762,800 which had been renounced to the subscribers for 28,157,143 flow through shares issued in 2003.

9.

Non-cash Transactions

In fiscal year 2004, the Company entered into an agreement with Titan Logix Corp. (“Titan”) to purchase Titan’s interest in the Prairie Creek Mine Property.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares at $1.36 per share, being the fair value at the time of issuance, and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

In fiscal year 2003, the Company issued 100,000 Units to a broker agent for corporate finance fees. Each unit consists of one non-flow through share and one half of a share purchase warrant.  50,000 such share purchase warrants entitle the holders to purchase one common share of the Company, 25,000 a price of $0.60 and 25,000 a price of $1.25 per share for a period of eighteen months.

The 100,000 Units have been recorded as share issuance cost of $75,000 with an offsetting increase to share capital.

10.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.  The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company places its cash and cash equivalents with high credit quality financial institutions which invested the funds in AAA debt instruments.  The Company is not exposed to significant interest or currency risks arising from these financial instruments.

11.

Subsequent Events

As of January 1, 2005 amendments made by the Toronto Stock Exchange to its Company Manual, the Company has implemented amendments to its stock option plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.  The amendments were described in the Company’s Information Circular dated May 14, 2004 and approved by shareholders at the Company’s Annual Meeting held on June 16, 2004.  Currently outstanding options to purchase common shares of the Company will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

The Board of Directors has approved the grant, subject to regulatory approval, of incentive stock options under the previously approved 2004 10% Rolling Stock Option Plan for the purchase of a total of 3,650,000 common shares at $0.60 per share to directors, officers, consultants and service providers of the Company.  These stock options vested immediately and expire in five years (January 14, 2010).  Each option entitles the holder to acquire one common share of the Company.

12.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

CANADIAN ZINC CORPORATION

Schedules of Deferred Exploration and Development Costs
Years Ended December 31, 2004 and 2003
	2004	2003

Exploration and development costs
Assaying and surveys	$37,310	$1,802
Camp operation	223,975	5,865
Contract labor and consulting – geology	570,780	90,144
Drilling and Underground development	912,258	-
Lease Rental	58,003	74,145
Permitting and bonding	35,417	38,080
Transportation and travel	282,920	7,290

		217,326

Amortization – asset retirement obligation	128,719	24,400
Amortization – Mining plant and equipment	42,837	4,070
Asset retirement accretion	66,817	3,990

Total exploration costs for the year	2,359,036	249,786

Deferred exploration costs, beginning of year	9,746,618	9,496,832

Deferred exploration costs, end of year	$12,105,654	$9,746,618